[WESTCORE LETTERHEAD]

September 27, 2007

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

To Whom It May Concern:

Please be advised that Westcore Trust (“Westcore”), along with ALPS Distributors, Inc., the distributor of Westcore, has submitted on this date a request for acceleration of the effective date of the pending registration statement for Westcore on Form N-1A.

Therefore, in accordance with comment 1 (Tandy Representations) in the Securities and Exchange Commission comment letter from Mr. Larry Greene, dated August 27, 2007, Westcore hereby acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Westcore from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  Westcore may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gregory P. Dulski

Gregory P. Dulski

Secretary